

07002398

SEC [...] MISSION
Washington, D.C. 20549

2/16/07

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 38254

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/05 (MM/DD/YY) AND ENDING 9/30/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lone Star Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15851 Dallas Parkway, Suite 105
(No. and Street)

Addison (City) Texas (State) 75001 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joe Ireland (972)701-8620
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillips & Company, L.L.P.
(Name – *if individual, state last, first, middle name*)

500 Chestnut, Suite 901 (Address) Abilene (City) TX (State) 79602 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/9

OATH OR AFFIRMATION

I, Joe Ireland, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lone Star Securities, Inc., as of September 30, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



BRENDA JOYCE GARDNER
Notary Public, State of Texas
My Commission Expires 11-25-07

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d). Statement of XXXXXXXXXXXXXXXXXX CASH FLOWS
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LONE STAR SECURITIES, INC.

FINANCIAL STATEMENTS AND
INDEPENDENT AUDITORS' REPORT

September 30, 2006

PHILLIPS & COMPANY, L.L.P.
Certified Public Accountants
500 Chestnut, Suite 901
Abilene, Texas 79602



PHILLIPS & COMPANY, L.L.P.

Certified Public Accountants

David M. Smith, CPA
Julie R. Folwell, CPA
James (Jim) J. Miller, CPA
Edgar A. Phillips, CPA

Phone (325) 677-7991
Toll Free (800) 477-1848
Fax (325) 677-7048
Website www.philcocpa.com

Independent Auditors' Report

Board of Directors
Lone Star Securities, Inc.
15851 Dallas Pkwy, Suite 105
Addison, TX 75001

We have audited the accompanying statement of financial condition of Lone Star Securities, Inc. as of September 30, 2006, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lone Star Securities, Inc. as of September 30, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements of Lone Star Securities, Inc. taken as a whole. The accompanying schedules included in the section entitled Supplemental Financial Information are presented for purposes of additional analysis and are not a required part of the financial statements of Lone Star Securities, Inc. Such information has been subjected to the auditing procedures applied in the audit of the financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Phillips & Company, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
ABILENE, TEXAS

November 17, 2006

500 Chestnut • Suite 901 ■ Abilene, TX 79602
Mailing Address: P.O. Box 3034 ■ Abilene, TX 79604

FINANCIAL STATEMENTS

Lone Star Securities, Inc.
Statement of Financial Condition
For the Year Ended September 30, 2006

ASSETS

Current Assets		
Cash in bank	$	34,910
Certificates of deposit		8,782
Prepaid CRD account		1,205
Advances to salesmen		35,393
Accounts receivable - issuers		19,125
Accounts receivable - related party		14,602
Accrued interest receivable		33
Total Current Assets		114,050
Fixed Assets		
Leasehold improvements (net of accumulated depreciation)		2,918
Other Assets		
Loan to shareholder		76,225
Total Assets	$	193,193

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities		
Payroll taxes payable	$	257
Federal income tax payable		1,622
Total Current Liabilities		1,879
Deferred tax liability		5,025
Total Liabilities		6,904
Stockholders' equity		
Preferred stock - $51.20 par value callable and redeemable at $52.45; Authorized 20,000 shares; Issued and outstanding 2,146 shares		109,875
Discount on preferred stock		(4,966)
Common stock - no par; authorized 1,000,000 shares; issued and outstanding 1,802 shares		45,965
Additional paid-in capital		14,800
Retained earnings		20,615
Total Stockholders' Equity		186,289
Total Liabilities and Stockholders' Equity	$	193,193

The accompanying notes are an integral part of these financial statements.

Lone Star Securities, Inc.
Statement of Income
For the Year Ended September 30, 2006

Revenues		
Commissions	$	743,358
Due diligence fees		262,897
Maintenance fees		402,759
Miscellaneous income		600
Interest		3,305
Total Revenues		1,412,919
Expenses		
Commissions		743,817
Salaries & Bonuses		199,200
Payroll taxes		79,462
Registration fees		47,686
Leads		7,325
Legal & Professional fees		46,009
Management fees		128,236
Unearned commissions		19,950
Rent		55,318
Telephone		16,553
Office expense		1,564
Printing		1,732
Postage and delivery		3,783
Dues and subscriptions		2,514
Bonds		1,148
Insurance		1,689
Contributions		7,469
Entertainment		2,190
Depreciation		87
Franchise taxes		371
Miscellaneous expenses		894
Total Expenses		1,366,997
Net Income Before Federal Income Tax		45,922
Provision for federal income taxes		
Current income tax expense	$	1,622
Deferred tax expense		6,413
Total Provision for federal income taxes		8,035
Net Income	$	37,887

The accompanying notes are an integral part of these financial statements.

Lone Star Securities, Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended September 30, 2006

	Capital Stock		Additional Paid In Capital	Discount on Preferred Stock	Retained Earnings	Total
	Preferred	Common				
Balances at October 1, 2005	$ 109,875	$ 45,965	$ 14,800	$ (4,966)	$ (17,272)	$ 148,402
Net Income	-	-	-	-	37,887	37,887
Balances at September 30, 2006	$ 109,875	$ 45,965	$ 14,800	$ (4,966)	$ 20,615	$ 186,289

The accompanying notes are an integral part of these financial statements.

Lone Star Securities, Inc.
Statement of Cash Flows
For the Year Ended September 30, 2006

Cash flows from operating activities		
Net income	$	37,887
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation expense		87
Deferred tax expense		6,413
(Increase) Decreases in:		
Prepaid CRD		230
Advances to salesmen		(10,026)
Accounts receivable - issuers		(10,057)
Accounts receivable - related party		10,398
Accrued interest receivable		5
Payroll tax refund receivable		663
Increase (Decrease) in:		
Accounts payable		(6,711)
Payroll taxes payable		(960)
Federal income tax payable		(533)
Accounts payable related party		(10,683)
Net cash provided by operating activities		16,713
Cash flows from investing activities		
Increase in loan to shareholder		(2,861)
Net cash used by investing activities		(2,861)
Increase in cash		13,852
Cash and cash equivalents at beginning of year		29,840
Cash and cash equivalents at end of year	$	43,692

The accompanying notes are an integral part of these financial statements.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting policies of Lone Star Securities, Inc. (the Company).

NATURE OF BUSINESS

Lone Star Securities, Inc. sells direct participation programs in oil and gas ventures for Harbor Resources, L.L.C. (a related entity) and for other third-party issuers. Lone Star Securities, Inc. has a separate written agreement with each issuer, whereby the Company receives a percentage of the subscriptions sold. Lone Star Securities, Inc. markets the oil and gas programs of the issuers to qualified investors. Lone Star Securities, Inc. does not hold customer funds or securities.

METHOD OF ACCOUNTING

The Company prepares its financial statements on the accrual method of accounting, in accordance with accounting principles generally accepted in the United States of America. Under the accrual method, revenues are recognized when earned and expenses are recognized when incurred. The Company prepares its tax returns on the cash method of accounting. Under the cash method, revenues are recognized when collected and expenses are recognized when paid. If an expenditure results in an asset having an estimated useful life that extends substantially beyond the year of acquisition, the expenditure is capitalized, and depreciation is recognized as a charge to expense over the estimated useful life of the asset.

CASH AND CASH EQUIVALENTS

For purposes of the statement of cash flows, the Company considers demand deposits and certificates of deposit with maturity of twelve months or less to be cash equivalents.

PROPERTY, PLANT AND EQUIPMENT

The Company follows the practice of capitalizing at cost, all expenditures in excess of $500 that are determined to be acquisitions of property or equipment or improvements to existing property or equipment. Depreciation is provided on the straight-line method over the estimated useful lives of the assets. Buildings and leasehold improvements are estimated to have lives of 39 years. Equipment, furniture and fixtures, and vehicles are estimated to have lives of 5 to 10 years.

INCOME TAXES

The Company has recorded a deferred tax liability of $5,025 related to the use of different accounting methods for financial reporting and income tax return reporting. The Company uses the accrual method of accounting for financial reporting purposes and the cash method of accounting for income tax return purposes. The Company has recorded a current tax liability of $1,622.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2. CERTIFICATES OF DEPOSIT

Lone Star Securities, Inc. has a certificate of deposit with First National Bank Baird in the amount of $6,683. The certificate was renewed on July 19, 2006 and matures January 17, 2007. The certificate bears interest at 3.7% to be paid on maturity. Unpaid accrued interest at September 30, 2006 was $29. Lone Star Securities, Inc. also has a certificate of deposit with United Texas Bank in the amount of $2,099. The certificate was renewed on September 17, 2006 and matures March 17, 2007. The certificate bears interest at 4.75% to be paid on maturity. Unpaid accrued interest at September 30, 2006 was $4.

NOTE 3. RELATED PARTY TRANSACTIONS

Lone Star Securities, Inc. is related to Harbor Resources, L.L.C. through common ownership and management. Joseph H. Ireland is the President, Chairman of the Board of Directors, and principal shareholder of Lone Star Securities, Inc. Joseph H. Ireland is also a member and the manager of Harbor Resources, L.L.C. As of September 30, 2006, Lone Star Securities, Inc. had a receivable of $14,602 due from Harbor Resources, L.L.C. During the year ended September 30, 2006, Lone Star Securities, Inc. received commission and due diligence income in the amount of $336,445 from Harbor Resources, L.L.C. During the year ended September 30, 2006, Lone Star Securities, Inc. received reimbursements of expenses from issuers on behalf of Harbor Resources, L.L.C. and remitted to Harbor Resources, L.L.C. the amount of $172,421.

Lone Star Securities, Inc. had advanced cash in the amount of $76,225 to its principal shareholder Joseph H. Ireland. Mr. Ireland signed a single payment promissory note for $76,225 on September 30, 2006 bearing interest at a rate of 5.13% per year due on September 30, 2007. This note is a renewal of a similar note signed by Mr. Ireland on September 30, 2005 for the amount of $73,364. During the year ended September 30, 2006 the Company reported $2,801 in interest income from Mr. Ireland.

NOTE 4. NET CAPITAL REQUIREMENTS

Lone Star Securities, Inc. sells only direct participation programs and does not hold customer funds or securities and therefore is subject to the SEC minimum net capital requirement under SEC Rule 15c3-1 of $5,000. The computation of the net capital of Lone Star Securities, Inc. is as follows:

Total Assets	$ 193,193
Less Total Liabilities	6,904
Total Net Worth	186,289
Less Non-Allowable Assets:	
Leasehold improvements	2,918
Prepaid expenses	1,205
Loan to shareholder	76,225
Receivables from non-customers	69,120
Accrued interest receivable	33
Net Capital	$ 36,788

No material differences exist in the computation of net capital in the amended focus report, Part IIA for the period beginning July 1, 2006 and ending September 30, 2006.

NOTE 5. CALLABLE REDEEMABLE PREFERRED STOCK

Upon the consent of two members of the Board of Directors of the Corporation, the Corporation may at any time redeem the whole, or from time to time redeem any part, of the preferred shares outstanding by paying in cash the sum of $52.45 per share.

NOTE 6. COMMITMENTS AND CONTINGENCIES

Litigation

Lone Star Securities, Inc. and Joseph H. Ireland have been named as Respondents in an arbitration proceeding pending before the NASD. The case is entitled *William Scheerer, II vs. Jeffrey S. Rand, Wave Energy, Inc., Joe Ireland and Lone Star Securities, Inc.* The NASD Regulation, Inc. in Dallas, Texas will arbitrate the dispute. The Statement of Claim by Mr. Scheerer asserts that the sales of the securities were unregistered and procured by fraudulent misrepresentations or omissions. The claimant seeks damages totaling $1,564,750. Lone Star Securities, Inc. has filed a Motion to Dismiss the registration claims and intends to vigorously defend all other claims. Wave Energy, Inc. and Jeffrey Rand have made an offer of settlement to Claimant, which does not involve any payment by Lone Star Securities, Inc. and/or Joseph H. Ireland. The case is set for hearing on April 8, 2007. The ultimate outcome of this case cannot presently be determined. However, in management's opinion, the likelihood of a material adverse outcome is not probable. Accordingly, adjustments if any, which might result from the resolution of this matter have not been reflected in the financial statements.

SUPPLEMENTAL FINANCIAL INFORMATION

Computation of net capital and aggregate indebtedness under Rule 15c3-1:

Excess net capital		
Total stockholders' equity	$	186,289
Less non-allowable assets:		(149,501)
Net capital		36,788
Minimum net capital required		(5,000)
Excess net capital	$	31,788
Aggregate indebtedness to net capital:		
Payroll taxes payable	$	257
Federal income tax payable		1,622
Aggregate indebtedness	$	1,879
Percentage of aggregate indebtedness to net capital		5%

No material differences exist in the computation of net capital in the amended focus report, Part IIA for the year ended September 30, 2006.

11/17/06
Date

Phillips & Company, LLP
Certified Public Accountants

Statement of Changes in Liabilities Subordinated to Claims of Creditors:

The Company had no liabilities subordinated to creditors at September 30, 2005, nor does the Company have any liabilities subordinated to creditors at September 30, 2006.



PHILLIPS & COMPANY, L.L.P.

Certified Public Accountants

David M. Smith, CPA
Julie R. Folwell, CPA
James (Jim) J. Miller, CPA
Edgar A. Phillips, CPA

Phone (325) 677-7991
Toll Free (800) 477-1848
Fax (325) 677-7048
Website www.philcocpa.com

November 17, 2006

Board of Directors
Lone Star Securities, Inc.
15851 Dallas Parkway, Suite 105
Addison, TX 75001

Gentlemen:

In planning and performing our audit of the financial statements of Lone Star Securities, Inc. for the year ended September 30, 2006, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Lone Star Securities, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g)(1), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(11). We did not review the practices and procedures followed by the company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Sec. 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in

conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, our study and evaluation disclosed that a lack of segregation of functions exists. Although this condition may be considered to be a material weakness in internal control, it is a common condition in entities of this size. This condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of Lone Star Securities, Inc. for the year ended September 30, 2006, and this report does not affect our report thereon dated November 17, 2006. In addition, no facts came to our attention which would indicate the company was not in compliance with its type k(2)(i) exemption from the requirements of SEC Rule 15c3-3. However, it should be noted that our examination was not directed primarily toward obtaining knowledge of such noncompliance.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate at September 30, 2006 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purposes.


Phillips + Company, LLP

Certified Public Accountants



PHILLIPS & COMPANY, L.L.P.

Certified Public Accountants

David M. Smith, CPA
Julie R. Folwell, CPA
James (Jim) J. Miller, CPA
Edgar A. Phillips, CPA

Phone (325) 677-7991
Toll Free (800) 477-1848
Fax (325) 677-7048
Website www.philcocpa.com

November 17, 2006

Board of Directors
Lone Star Securities, Inc.
15851 Dallas Parkway, Suite 105
Addison, TX 75001

Gentlemen:

In planning and performing our audit of the financial statements of Lone Star Securities, Inc. for the year ended September 30, 2006, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Lone Star Securities, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g)(1), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(11). We did not review the practices and procedures followed by the company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Sec. 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in

500 Chestnut • Suite 901 ■ Abilene, TX 79602
Mailing Address: P.O. Box 3034 ■ Abilene, TX 79604

conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, our study and evaluation disclosed that a lack of segregation of functions exists. Although this condition may be considered to be a material weakness in internal control, it is a common condition in entities of this size. This condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of Lone Star Securities, Inc. for the year ended September 30, 2006, and this report does not affect our report thereon dated November 17, 2006. In addition, no facts came to our attention which would indicate the company was not in compliance with its type k(2)(i) exemption from the requirements of SEC Rule 15c3-3. However, it should be noted that our examination was not directed primarily toward obtaining knowledge of such noncompliance.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate at September 30, 2006 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purposes.

Phillips & Company, LLP

Certified Public Accountants

END